Exhibit 4.4

IRHYTHM TECHNOLOGIES, INC.

AMENDMENT NO. 1 TO WARRANT TO PURCHASE STOCK

This Amendment No. 1 to Warrant to Purchase Stock (this “Amendment”) is entered into as of April 20, 2010 (the “Effective Date”), by and between iRhythm Technologies, Inc., a Delaware corporation (the “Company”), and SVB Financial Group (the “Holder”).

WHEREAS: the Company issued to Silicon Valley Bank (“Bank”) a Warrant to Purchase Stock (the “Warrant”) as of November 24, 2009 in connection with the First Amendment to Loan and Security Agreement dated as of November 24, 2009 by and between the Company and the Bank which amended that certain Loan and Security Agreement dated as of July 16, 2007 by and between the Company and the Bank (as amended, the “Loan Agreement”), which Warrant Bank transferred to Holder.

WHEREAS: the Warrant provides that upon the making of each Advance (as defined in the Loan Agreement), the number of shares shall be automatically increased in accordance with the terms set forth in the Warrant.

WHEREAS: the shares referenced in the Warrant are shares of the Company’s Series A Preferred Stock based on the terms of the Warrant.

WHEREAS: the parties now wish to amend certain provisions of the Warrant to apply to the Advance in the amount of 51,000,000 drawn down on March 26, 2010 (the “Second Advance”) and to define shares for purposes of the Second Advance as shares of the Company’s Series B Preferred Stock.

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

Section 1

Amendment

1.1 Amendment. As of the Effective Date, the following sentence is inserted at the end of the last paragraph on page one of the Warrant:

“Notwithstanding the foregoing, with respect to any additional Advances made after the Capital Date (as defined in the Loan Agreement), this Warrant shall be exercisable for the series of preferred stock issued by the Company in the transaction or series of transactions following the Capital Date and on or before August 31, 2010, at the price and upon the same other terms at which such series of preferred stock is issued by the Company.”

1.2 Acknowledgment. For the avoidance of doubt, the parties hereby agree that with respect to the Second Advance, the Warrant shall be exercisable for shares of the Company’s Series B Preferred Stock at the price and upon the same other terms at which such shares are issued by the Company, as long as such shares are issued on or before August 31, 2010. If such shares are not issued by such date, then the Warrant shall be exercisable for shares issued in the Latest Round, for the price at which such shares were issued in the Latest Round.

Section 2

Miscellaneous

2.1 Full Force and Effect. To the extent not expressly amended hereby, the Warrant shall remain in full force and effect.

2.2 Governing Law. This Amendment shall be governed in all respects by the internal laws of the State of California as applied to agreements entered into among California residents to be performed entirely within California, without regard to principles of conflicts of law.

2.3 Entire Agreement. This Amendment, together with the Warrant (to the extent not amended hereby) and all exhibits thereto, constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof. No party hereto shall be liable or bound to any other party in any manner with regard to the subjects hereof or thereof by any warranties, representations or covenants except as specifically set forth in the Warrant, as amended hereby.

2.4 Modification. This Amendment may not be altered, amended or modified in any way except as provided in Section 5.6 of the Warrant, as amended hereby. Waiver of any term or provision of this Amendment or forbearance to enforce any term or provision by any party shall not constitute a waiver as to any subsequent breach or failure of the same term or provision or a waiver of any other term or provision of this Amendment.

2.5 Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be enforceable against the parties that execute such counterparts, and all of which together shall constitute one instrument.

2.6 Facsimile Execution and Delivery. A facsimile or other reproduction of this Amendment may be executed by one or more parties hereto and delivered by such party by facsimile or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute and deliver an original of this Amendment as well as any facsimile, telecopy or other reproduction hereof.

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. l to Warrant to Purchase Stock as of the Effective Date

COMPANY:

IRHYTHM TECHNOLOGIES, INC.

By:	/s/ William F. Willis
William F. Willis
President and Chief Executive Officer

HOLDER:

SVB FINANCIAL GROUP

By:	/s/ Michael Kruse

Name:	Michael Kruse

Title:	Portfolio Manager

iRhythm Technologies, Inc – Amendment No, 1 to Warrant to Purchase Stock